Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At September 30 2025	At December 31 2024
ASSETS
Current
Cash and cash equivalents (note 4)	$471,258	$108,518
Trade and other receivables	7,177	3,075
Inventories (note 5)	7,962	3,746
Investments-equity instruments (note 6)	11,544	6,292
Prepaid expenses and other	1,963	2,093
	499,904	123,724
Non-Current
Inventories-ore in stockpiles (note 5)	2,098	2,098
Investments-equity instruments (note 6)	5,890	1,755
Investments-uranium (note 6)	216,901	231,088
Investments-debt instruments (note 6)	12,589	13,000
Capped Call derivative options (note 12)	56,731	-
Investments-joint venture (note 7)	19,483	20,663
Restricted cash and investments	11,957	11,624
Property, plant and equipment (note 8)	280,587	259,661
Other long-term assets	1,035	-
Total assets	$1,107,175	$663,613
LIABILITIES
Current
Accounts payable and accrued liabilities (note 9)	$35,471	$21,333
Current portion of long-term liabilities:
Deferred revenue (note 10)	4,517	4,501
Reclamation obligations (note 11)	1,135	1,713
Other liabilities	630	6,344
	41,753	33,891
Non-Current
Deferred revenue (note 10)	27,896	29,492
Reclamation obligations (note 11)	31,735	30,601
Convertible notes (note 12)	598,513	-
Other liabilities	2,683	2,936
Deferred income tax liability	1,693	2,371
Total liabilities	704,273	99,291
EQUITY
Share capital (note 13)	1,667,975	1,665,189
Contributed surplus	75,214	73,311
Deficit	(1,342,001)	(1,176,000)
Accumulated other comprehensive income	1,714	1,822
Total equity	402,902	564,322
Total liabilities and equity	$1,107,175	$663,613
Issued and outstanding common shares (note 13)	897,186,541	895,713,101
Commitments and contingencies (note 20)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

REVENUES (note 16)	$1,045	$695	$3,696	$2,853

EXPENSES
Operating expenses (note 16)	(1,209)	(1,030)	(3,818)	(3,617)
Exploration (note 16)	(3,798)	(2,834)	(14,362)	(10,002)
Evaluation (note 16)	(14,015)	(8,577)	(34,151)	(20,986)
General and administrative (note 16)	(3,664)	(3,552)	(13,010)	(10,877)
Other income (expense) (note 15)	16,790	(10,669)	22,205	(20,347)
	(5,896)	(26,662)	(43,136)	(65,829)
Loss before net finance expense, equity accounting	(4,851)	(25,967)	(39,440)	(62,976)

Finance (expense) income, net (note 15)	(130,168)	638	(130,286)	2,381
Equity pick up-investment in associates (note 6)	(124)	-	(1,623)	-
Equity pick up-joint venture (note 7)	(243)	(604)	(1,180)	(1,732)
Loss before taxes	(135,386)	(25,933)	(172,529)	(62,327)
Deferred Income tax recovery (note 17)	421	166	6,528	239
Net loss from continuing operations	(134,965)	(25,767)	(166,001)	(62,088)
Net income from discontinued operations, net of taxes (note 16)	-	-	-	471
Net loss for the period	$(134,965)	$(25,767)	$(166,001)	$(61,617)

Other comprehensive income (loss):
Items that are or may be subsequently reclassified to income (loss):
Foreign currency translation change	82	16	(108)	(51)
Comprehensive loss for the period	$(134,883)	$(25,751)	$(166,109)	$(61,668)

Continuing operations net loss per share:
Basic	$(0.15)	$(0.03)	$(0.19)	$(0.07)
Diluted	$(0.15)	$(0.03)	$(0.19)	$(0.07)

Discontinued operations net income per share:
Basic	$-	$0.00	$-	$0.00
Diluted	$-	$0.00	$-	$0.00

Weighted-average number of shares outstanding (in thousands):
Basic	896,574	892,468	896,226	891,976
Diluted	896,574	892,468	896,226	891,976

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
	2025	2024

Share capital (note 13)
Balance-beginning of period	$1,665,189	$1,655,024
Other shares issued, net of issue costs	(80)	95
Share options exercised-cash	1,152	1,274
Share options exercised-transfer from contributed surplus	566	599
Share units exercised-transfer from contributed surplus	1,148	440
Balance-end of period	1,667,975	1,657,432

Contributed surplus
Balance-beginning of period	73,311	69,823
Share-based compensation expense (note 14)	3,617	3,425
Share options exercised-transfer to share capital	(566)	(599)
Share units exercised-transfer to share capital	(1,148)	(440)
Balance-end of period	75,214	72,209

Deficit
Balance-beginning of period	(1,176,000)	(1,084,881)
Net loss	(166,001)	(61,617)
Balance-end of period	(1,342,001)	(1,146,498)

Accumulated other comprehensive income (note 15)
Balance-beginning of period	1,822	1,818
Foreign currency translation	(108)	(51)
Balance-end of period	1,714	1,767

Total Equity
Balance-beginning of period	$564,322	$641,784
Balance-end of period	$402,902	$584,910

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
	2025	2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(166,001)	$(61,617)
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	10,724	7,528
Fair value change (gains) losses:
Investments-equity instruments (notes 6 and 15)	(5,846)	135
Investments-uranium (note 6 and 15)	(16,979)	20,437
Investments-debt instruments (notes 6 and 15)	411	1,125
Deferred consideration (notes 6 and 15)	(134)	-
Investments-Capped Call options (note 12 and 15)	(7,909)	-
Convertible notes -Embedded Derivates (note 12 and 15)	98,599	-
Day one loss on convertible notes (note 12 and 15)	36,021	-
Investment in associate-equity pick up (note 6)	1,623	-
Joint venture-equity pick up (note 7)	1,180	1,732
Recognition of deferred revenue (note 10)	(3,696)	(2,853)
Gain on property, plant and equipment disposals	-	(149)
Post-employment benefit payments	(33)	(96)
Reclamation obligation expenditures (note 11)	(828)	(2,117)
Share-based compensation (note 14)	3,617	3,425
Foreign exchange loss (gain) (note 15)	597	(803)
Deferred income tax recovery	(6,528)	(239)
Change in non-cash operating working capital items (note 15)	(4,532)	1,124
Net cash used in operating activities	(59,714)	(32,368)

INVESTING ACTIVITIES
Additions of property, plant and equipment (note 8)	(19,092)	(5,196)
Increase in restricted cash and investments	(332)	(568)
Purchase of equity investments (note 6)	(1,698)	-
Proceeds on disposal of investments – uranium (note 6)	31,166	13,598
Purchase of Capped Call derivative options (note 12)	(48,822)	-
Purchase of investment in joint venture (note 7)	-	(2,615)
Proceeds on disposal of property, plant and equipment	-	227
Net cash (used in) provided by investing activities	(38,778)	5,446

FINANCING ACTIVITIES
Proceeds from convertible notes, net of issue costs (note 12)	458,994	-
Proceeds from share options exercised (note 13)	1,152	1,258
Repayment of debt obligations	(359)	(213)
Payment of issue costs	(252)	-
Net cash provided by financing activities	459,535	1,045

Increase (decrease) in cash and cash equivalents	361,043	(25,877)
Foreign exchange effect on cash and cash equivalents	1,697	756
Cash and cash equivalents, beginning of period	108,518	131,054
Cash and cash equivalents, end of period	$471,258	$105,933

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, development and mining of uranium bearing properties, as well as the processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 70.55% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 10).

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%), and the Christie Lake project (JCU 34.4508%). See note 7 for details.

DMC is established under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2024. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on November 6, 2025.

3.
MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Material Accounting Policies

The material accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, except as noted below:

The Company has considered the amendment to IAS 21: The effects of changes in foreign exchange rates, which are effective for annual periods beginning on or after January 1, 2025 and has concluded that this amendment has no impact on the Company’s condensed interim consolidated financial statements.

On August 15, 2025, the Company completed the issuance of Convertible Senior Unsecured Notes (the “Notes”). The Notes are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Notes contain a conversion and redemption feature that give the holder and Company the right to convert before maturity, under certain circumstances, the Notes are classified as a financial liability with embedded derivatives. Under IFRS 9, Financial Instruments, the Company has the option to elect for the entire Note to be measured at fair value through profit and loss (“FVTPL”), or to bifurcate the host liability from the embedded feature. The Company has elected to account for the Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Notes is presented on the Condensed Interim Consolidated Statement of Financial Position, and is (i) initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and (ii) is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Notes (note 12) and are (i) initially classified as a financial liability measured at fair value through profit or loss; and (ii) subsequently recognized at fair value with changes in fair value recognized in net earnings or loss.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The day one loss of $36,021,000 recorded on the Notes related to the market price exceeding the face value on the date of issuance. IFRS 9 requires the loss to be recorded as the fair value of the Notes is based on a quoted price in an active market, as a Level 1 input, per IFRS 13, Fair Value Measurement.

Transaction costs are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. With the Notes transaction, the Company has elected to allocate all the transaction costs to the host liability, and none were allocated to the embedded derivatives. The transaction costs will be amortized into income using the effective interest method.

Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. The critical accounting estimates and judgements utilized in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, except as noted below:

On August 15, 2025, the Company completed the issuance of Convertible Senior Unsecured Notes (the “Notes”) and also purchased a series of Capped Call options, the valuation of which include the use of estimates

The Company measures the fair value of the Notes’ conversion and redemption embedded derivatives using a Partial Differential Equation valuation model. Key assumptions into the model include the trading price of the Notes, the Company’s volatility rate and credit spread. The Company measures the fair value of the Capped Call options using a Monte Carlo simulation. Key assumptions into the model include strike and cap price of the option, the Company’s share price, the Company’s volatility rate and credit spread of the issuers of the options. Changes to these inputs and assumptions could have a significant impact on the measurement of the instruments. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the Notes and Capped Calls.

Changes in Accounting Standards not yet effective

In April 2024, the IASB announced IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements, which sets out presentation and disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes.

Further, operating expenses are presented directly on the face of the income statement – classified either by nature, by function, or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature.

IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The Company is assessing the potential impact of IFRS 18 on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is assessing the impact of these amendments on the consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Cash	$2,152	$1,113
Cash in MLJV and MWJV	2,690	2,969
Cash equivalents	466,416	104,436
	$471,258	$108,518

5.
INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Inventory of MLJV - McClean North
Ore stockpile	$3,272	$-
Ore in circuit	174	-
Uranium in Concentrates	713	-
Inventory of MLJV – historic Sue ore stockpile	2,098	2,098
Mine and mill supplies in MLJV	3,803	3,746
	$10,060	$5,844

Inventories-by balance sheet presentation:
Current	$7,962	$3,746
Long term-ore in stockpiles	2,098	2,098
	$10,060	$5,844

In the third quarter of 2025, production was declared at the Company’s 22.5% owned McClean North mine. The Company’s share of costs of $274,000 were incurred prior to the commencement of production, which was recorded in inventory in the second quarter of 2025. During the three months ended September 30, 2025, the Company’s share of costs of $2,132,000 were on mining activities, and $286,000 on processing activities. Additionally, the Company incurred $1,466,000 in amortization on associated mining and processing assets during the quarter. The Company did not sell any inventory in the quarter and all costs have been recorded within inventory at September 30, 2025.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.
INVESTMENTS

The investments balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Investments:
Equity instruments
Shares	$11,522	$6,280
Warrants	1,319	280
Investment in Associates	4,593	1,487
Debt Instruments	12,589	13,000
Physical Uranium	216,901	231,088
	$246,924	$252,135

Investments-by balance sheet presentation:
Current	$11,544	$6,292
Long-term	235,380	245,843
	$246,924	$252,135

        The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Investment in Associates	Debt Instruments	Physical Uranium	Total Investments

Balance-December 31, 2024	$6,560	$1,487	$13,000	$231,088	$252,135
Sale of investments	-	-	-	(31,166)	(31,166)
Acquisition of investments	435	4,729	-	-	5,164
Change in fair value (note 15)	5,846	-	(411)	16,979	22,414
Equity pick up of associates	-	(1,623)	-	-	(1,623)
Balance-September 30, 2025	$12,841	$4,593	$12,589	$216,901	$246,924

Investment in equity instruments and debt instruments

At September 30, 2025, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as convertible debt instruments. Non-current instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date, investment in associates, as well as convertible debt instruments convertible and redeemable for a period more than one year after the balance sheet date.

Investment in associates

At September 30, 2025, the Company has investments in two entities, whereby significant influence can be demonstrated, and the investments are accounted for as investment in associates.

In October 2024, Denison completed a transaction with Foremost Clean Energy Ltd. (“Foremost”), which grants Foremost a multi-phase option to acquire up to 70% of Denison’s interest in 10 non-core uranium exploration properties.

The Company accounts for its investment in Foremost as an investment in an associate using the equity method, as it has determined it has significant influence over Foremost, due to Denison’s board representation rights. Denison records its equity share of earnings (loss) in Foremost one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. During the third quarter of 2025, the Company exercised its rights under its Investor Rights Agreement with Foremost to maintain its shareholding position, purchasing 485,000 shares of Foremost for $1,067,000. As at September 30, 2025, based on the most recent publicly available information, the Company recognized share ownership of 19.49% of the issued and outstanding common shares of Foremost (holding 2,462,410 Foremost common shares) and its equity pick up of Foremost amounted to income of $69,000 and a loss of $1,035,000 for the three and nine months ended September 30, 2025, respectively.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In January 2025, Denison closed a transaction with Cosa Resources Corp (“Cosa”), under which Cosa acquired a 70% interest in Denison's Murphy Lake North, Darby, and Packrat properties (collectively the ‘Cosa Transaction’).

As partial consideration for the Cosa Transaction, Cosa issued 14,195,506 common shares to Denison, equivalent to 19.95% of the outstanding common shares of Cosa following completion of the Cosa Transaction.

Additionally, Cosa will be required to:
●
issue Denison a further $2,250,000 in deferred consideration shares within a five-year period beginning at the closing date of the transaction;
●
fund 100% of the next $1,500,000 in exploration expenditures on Murphy Lake North by December 31, 2027, otherwise Denison's ownership interest in the property will increase to 51% and Denison will become the operator; and
●
fund 100% of the next $5,000,000 in exploration expenditures on Darby by September 30, 2029, otherwise Denison's ownership interest in the property will increase to 51% and Denison will become the operator.

In February 2025, the Company participated in a private placement to maintain its approximate ownership percentage interest in Cosa and acquired an additional 2,527,666 common shares and 1,263,833 share purchase warrants for total consideration of $632,000.

The Company accounts for its investment in Cosa as an investment in an associate using the equity method, as it has determined that it has significant influence over Cosa, due to board representation rights. Denison records its equity share of earnings (loss) in Cosa one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. As of September 30, 2025, based on the most recent publicly available information the Company recognized share ownership of 18.81% of the issued and outstanding common shares of Cosa (holding 16,723,172 Cosa common shares) and its equity pick up of Cosa, amounted to a loss of $195,000 and $588,000 for the three and nine months ended September 30, 2025, respectively.

Investment in uranium

At September 30, 2025, the Company holds a total of 1,900,000 pounds of physical uranium as uranium oxide concentrates (“U3O8”) at a cost of $69,784,000 (USD$56,439,000 or USD$29.70 per pound of U3O8) and market value of $216,901,000 (USD$155,800,000 or USD$82.00 per pound of U3O8). At December 31, 2024, the Company held 2,200,000 pounds of U3O8 at a cost of $80,729,000 (USD$65,289,000 or USD$29.67 per pound of U3O8) and market value of $231,088,000 (USD$160,600,000 or USD$73.00 per pound of U3O8).

During the third quarter, the Company completed three uranium sales, selling an aggregate of 300,000 pounds of U3O8 at an average price of USD$76.00 per pound for proceeds of USD$22,800,000, or $31,166,000.

7.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Investment in joint venture:
JCU	$19,483	$20,663
	$19,483	$20,663

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2024	$20,663
Investment at cost:
Equity share of loss	(1,180)
Balance-September 30, 2025	$19,483

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (Uranium Energy Corp. 65.5492%).

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At September 30	At December 31
(in thousands)	2025	2024

Total current assets(1)	$676	$3,226
Total non-current assets	39,239	38,838
Total current liabilities	(404)	(544)
Total non-current liabilities	(545)	(194)
Total net assets	$38,966	$41,326

		Nine Months Ended
		August 31, 2025(2)

Revenue		$-
Net loss		(2,360)

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2024		$41,326
Net loss		(2,360)
Net assets of JCU-at August 31, 2025		$38,966
Denison ownership interest		50.00%
Investment in JCU		$19,483
(1)
The current assets presented are entirely cash and cash equivalents for September 30, 2025, and December 31, 2024.
(2)
Represents JCU net loss for the nine months ended August 31, 2025 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies. For the three months ended August 30, 2025, the JCU reported a net loss of $485,000 (for three and nine months ended August 30, 2024 - $1,207,000 and $3,461,000, respectively).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance-December 31, 2024	$116,512	$2,055	$184,158	$302,725
Additions (note 16)	27,445	129	3,406	30,980
Disposal related to Cosa Transaction (note 6)	-	-	(4,485)	(4,485)
Balance-September 30, 2025	$143,957	$2,184	$183,079	$329,220

Accumulated amortization, depreciation:
Balance-December 31, 2024	$(42,748)	$(316)	$-	$(43,064)
Amortization	(415)	-	-	(415)
Depreciation	(3,553)	(214)	(1,387)	(5,154)
Balance- September 30, 2025	$(46,716)	$(530)	$(1,387)	$(48,633)

Carrying value:
Balance-December 31, 2024	$73,764	$1,739	$184,158	$259,661
Balance- September 30, 2025	$97,241	$1,654	$181,692	$280,587

Plant and Equipment – Owned

The Company’s Plant and Equipment is predominantly comprised of (a) its 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV (including various infrastructure, building and machinery assets); and (b) capital assets and long-lead items for the Wheeler River.

The additions to PP&E during the nine months ended September 30, 2025 primarily relate to long lead items for Wheeler River, and leasehold improvements.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Mineral Properties

As at September 30, 2025, the Company has various interests in mining, development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly, or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $170,313,000, or 94%, of the total mineral property carrying value as at September 30, 2025.

Transaction with Cosa

On January 13, 2025, Denison closed a transaction with Cosa (see note 5), under which Cosa acquired a 70% interest in Denison's 100%-owned Murphy Lake North, Darby, and Packrat properties. The investment in Cosa was measured in accordance with IAS 28, Investment in Associates and Joint Ventures, at cost with a corresponding reduction of the mineral properties carrying value. The carrying value of the exploration properties disposed of were $4,485,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Trade payables	$23,576	$13,289
Interest payable on convertible notes	2,535	-
Payables in MLJV and MWJV	8,341	7,007
Other payables	1,019	1,037
	$35,471	$21,333

10. DEFERRED REVENUE

The deferred revenue balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Deferred revenue-pre-sold toll milling:
CLJV Toll Milling-Ecora	$32,413	$33,993
	$32,413	$33,993
Deferred revenue-by balance sheet presentation:
Current	$4,517	$4,501
Non-current	27,896	29,492
	$32,413	$33,993

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance-December 31, 2024	$33,993
Revenue recognized during the period (note 16)	(3,696)
Accretion (note 15)	2,116
Balance-September 30, 2025	$32,413

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora, under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts expected to be received by Denison.

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

During the three and nine months ended September 30, 2025, the Company recognized $1,045,000 and $3,696,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 4,164,000 and 14,277,000 pounds U3O8 (100% basis). The draw-down in 2025 includes a cumulative increase in revenue for prior periods of $113,000 resulting from changes in estimates to the toll milling rates during 2025.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the comparative three and nine months ended September 30, 2024, the Company recognized $695,000 and $2,853,000, respectively, of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 2,779,000 and 12,247,000 pounds U3O8 (100% basis). The draw-down in 2024 includes a cumulative decrease in revenue for prior periods of $207,000 resulting from changes in estimates to the toll milling rates during 2024.

During the three and nine months ended September 30, 2025, the Company recognized accretion expense of $719,000 and $2,116,000, including a true-down adjustment of $41,000 done in the first quarter of 2025 due to the change in the estimated timing of milling of the Cigar Lake ore (September 30, 2024, accretion expense for the three and nine months of $749,000 and $2,310,000 including a $63,000 true up adjustment in the first quarter of 2024).

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

11. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Reclamation obligations-by item:
Elliot Lake	$18,196	$18,071
MLJV and MWJV	12,572	12,057
Wheeler River and other	2,102	2,186
	$32,870	$32,314

Reclamation obligations-by balance sheet presentation:
Current	$1,135	$1,713
Non-current	31,735	30,601
	$32,870	$32,314

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance-December 31, 2024	$32,314
Accretion (note 15)	1,384
Expenditures incurred	(828)
Balance-September 30, 2025	$32,870

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust. The trust had a balance of $3,984,000 as at September 30, 2025 (December 31, 2024 - $3,652,000).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly, as at September 30, 2025, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the government of Saskatchewan.

12. CONVERTIBLE SENIOR UNSECURED NOTES AND CAPPED CALL DERIVATIVE OPTIONS

Convertible Senior Unsecured Notes

	At September 30	At December 31
(in thousands)	2025	2024

Host-liability of the Notes	$294,828	$-
Embedded Derivatives	303,685	-
	$598,513	$-

Convertible notes-by balance sheet presentation:
Current	$-	$-
Non-current	598,513	-
	$598,513	$-

In August 2025, the Company issued USD$345,000,000 ($476,307,000) of convertible senior unsecured notes (the “Notes”). The Company received $458,994,000, after commissions, fees and transaction costs of $17,313,000. The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 4.25% per annum commencing on March 15, 2026, and mature on September 15, 2031. The holders of the Notes may convert their Notes after December 31, 2025 in shares, cash or a combination thereof at the Company’s discretion, under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price of USD$2.92 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per $1,000 principal amount of notes which represents a conversion price of approximately USD$2.92 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

The Company may redeem for cash all or any portion of the Notes on or after September 20, 2029, but only if the Denison’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before the quarter ends. The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest. The Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, and the Company must offer to repurchase all or part of the outstanding Notes for cash.

The Notes mature on September 15, 2031. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

Under IFRS 9, Financial Instruments, the early redemption feature and conversion option meet the definition of an embedded derivative (the “Embedded Derivatives”) and the Company has elected the option under IFRS to bifurcate from the host liability from the conversion and redemption options. The conversion option and redemption feature are treated as one unit on account of being closely related. The Embedded Derivatives are measured at fair value on issuance and at each reporting period, with changes in fair value recorded in net earnings. The host liability was recorded as the residual amount and subsequently measured at amortized cost.

On the date of issuance, the Notes were trading at a premium to their face value, resulting a fair value on issuance for the Notes of $512,328,000 (US$371,091,000), resulting in a day-one loss of $36,021,000, recorded in other income (note 15).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Embedded Derivatives are classified as a Level 2 financial instrument based on the IFRS 13, Fair Value Measurement, fair value hierarchy, and valued using a partial differential equation valuation model. The following key assumptions were used in the valuation model:

	Key Assumption	Key Assumption
	Inception	September 30, 2025

Maturity date	September 15, 2031	September 15, 2031
Debt traded price	107.5625	131.2647
Volatility rate	61.9%	63.6%
Share price	USD$2.03	USD$2.75
Credit spread	9.633%	8.757%

The fair value of the Embedded Derivatives on the date of issuance was $205,086,000 on August 15, 2025, resulting in a host liability being measured at $289,929,000 (the residual amount of $307,242,000 less $17,313,000 in transaction costs). At September 30, 2025 the Company’s share price had increased to US$2.75, resulting in an increase in the fair value of the Embedded Derivatives to $303,685,000, and a fair value loss of $98,599,000 that was recognized in other income for the three and nine-months ended September 30, 2025 (see note 15). The Share Price Threshold was not met during the three and nine months ended September 30, 2025.

For the three and nine-months ended September 30, 2025, the Company recorded interest expense of $5,012,000, including cash interest of $2,535,000 and accretion of the host liability related to the Notes, of $2,477,000 at an effective interest rate of 13.76%.

Capped Call Derivative Options

Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the “Capped Calls”) with a strike price equal to initial conversion price of the Notes of (USD$2.92) and with a cap price of US$4.32, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to USD$4.32 per share. The purchase price for the Capped Call transactions was approximately USD$35,363,000 ($48,822,000).

The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls are classified as a Level 3 of the fair value hierarchy under IFRS 13, Fair Value Measurement and valued using a Monte Carlo model. The key assumptions used in the valuation model at inception and as at September 30, 2025, used in valuation of the conversion option are:

	Key Assumption	Key Assumption
	Inception	September 30, 2025

Maturity date	September 15, 2031	September 15, 2031
Strike price	USD$2.916	USD$2.916
Cap	USD$4.32	USD$4.32
Share price	USD$2.14	USD$2.75
Volatility rate	62.1%	63.6%
Risk free rate	3.58%	3.48%
Credit spread	0.6%	0.6%

The Capped Calls were initially valued at USD$21,497,000 ($29,679,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. As this valuation is based on a valuation technique where not all the inputs are observable, the day one loss has been deferred, and is recorded as an asset on the statement of financial position, which will be amortized on a straight-line basis into net earnings over the contractual life of the Capped Calls. Including the deferral of the loss, the total Capped Call value on August 15, 2025 was $48,822,000.

As at September 30, 2025, the fair value of the Capped Calls, including the deferred loss was $56,731,000, resulting in a fair value gain of $7,909,000, that has been recognized in other income for the three and nine-months ended September 30, 2025 (see note 15).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance-December 31, 2024	895,713,101	$1,665,189
Issued for cash:
Share option exercises	776,335	1,152
Share option exercises-transfer from contributed surplus	-	566
Share unit exercises-transfer from contributed surplus	651,663	1,148
Other share issues proceeds-net of transaction costs	45,442	(80)
1,473,440		2,786
Balance-September 30, 2025	897,186,541	$1,667,975

14. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2025	2024	2025	2024

Share based compensation expense for:
Share options	$(342)	$(404)	$(1,164)	$(1,149)
RSUs	(789)	(809)	(2,453)	(2,276)
Share based compensation expense	$(1,131)	$(1,213)	$(3,617)	$(3,425)

An additional $4,628,000 in share-based compensation expense remains to be recognized, up until August 2028, on outstanding share options and share units at September 30, 2025.

Share Options

Share options granted in 2025 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

	2025
		Weighted
		Average
		Exercise
	Number of Common	Price per Share
	Shares	(CAD)

Share options outstanding-December 31, 2024	5,649,167	$1.85
Grants	1,703,000	2.01
Exercises (1)	(776,335)	1.48
Forfeitures	(167,000)	2.30
Share options outstanding-September 30, 2025	6,408,832	$1.93
Share options exercisable- September 30, 2025	3,210,836	$1.74
(1)
The weighted average share price at the date of exercise was $3.48.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s share options outstanding at September 30, 2025 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 1.00 to $ 1.50	1.71	2,114,832	1.42
$ 1.51 to $ 2.00	3.26	2,618,334	1.93
$ 2.01 to $ 2.50	3.44	234,000	2.21
$ 2.51 to $ 3.00	3.46	1,441,666	2.63
Share options outstanding-September 30, 2025	2.80	6,408,832	$1.93

Share options outstanding at September 30, 2025 expire between March 2026 and August 2030.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the weighted-average assumptions used in the model to determine the fair value of share options granted:

Nine Months Ended
September 30, 2025

Risk-free interest rate	2.64% - 2.89%
Expected stock price volatility	56.09% - 57.43%
Expected life	3.40 years
Expected dividend yield	-
Fair value per options granted	$0.86 to $1.24

Share Units

RSUs granted under the Share Unit Plan in 2025 vest ratably over a period of three years.

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2024	6,944,751	$$1.56	260,000	$0.98
Grants	1,677,000	2.13	-	-
Exercises (1)	(651,663)	1.76	-	-
Forfeitures	(143,000)	2.11	-	-
Units outstanding–September 30, 2025	7,827,088	$1.65	260,000	$0.98
Units vested–September 30, 2025	4,715,085	$1.29	260,000	$0.98
(1)
The weighted average share price at the date of exercise was $2.25 for RSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15. SUPPLEMENTAL FINANCIAL INFORMATION

The accumulated other comprehensive income balance consists of:

	At September 30	At December 31
(in thousands)	2025	2024

Cumulative foreign currency translation	$352	$460
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,714	$1,822

The components of Other income (expense) are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2025	2024	2025	2024

Gains (losses) on:
Foreign exchange	$530	$(308)	$(597)	$803
Fair value changes:
Investments-equity instruments (note 6)	3,745	3,289	5,846	(135)
Investments-uranium (note 6)	12,452	(14,680)	16,979	(20,437)
Investments-debt instruments (note 6)	97	310	(411)	(1,125)
Gain on recognition of proceeds–UI Repayment Agreement	413	801	1,259	1,197
Other	(447)	(81)	(871)	(650)
Other income (expense)	$16,790	$(10,669)	$22,205	$(20,347)

The components of Finance income (expense) are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2025	2024	2025	2024

Interest income	$2,788	$1,889	$5,087	$6,168
Convertible note interest expense	(2,535)	-	(2,535)	-
Fair value changes:
Convertible notes – Embedded Derivates (note 12)	(98,599)	-	(98,599)	-
Convertible notes – Day one Loss (note 12)	(36,021)	-	(36,021)	-
Investments-Capped Calls (note 12)	7,909	-	7,909	-
Accretion expense
Deferred revenue (note 10)	(719)	(749)	(2,116)	(2,310)
Reclamation obligations (note 11)	(462)	(475)	(1,384)	(1,421)
Convertible Notes	(2,476)	-	(2,476)	-
Other	(53)	(27)	(151)	(56)
Finance (expense) income	$(130,168)	$638	$(130,286)	$2,381

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

        The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended September 30
(in thousands)	2025	2024

Change in non-cash working capital items:
Trade and other receivables	$(4,434)	$(1,374)
Inventories	(3,264)	(63)
Prepaid expenses and other assets	600	759
Accounts payable and accrued liabilities	2,566	1,802
Change in non-cash working capital items	$(4,532)	$1,124

16. SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Company also previously had a third primary segment of operations, which segment included the results of the Company’s environmental services business which provided mine decommissioning and other services to third parties. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$3,696	-	3,696

Expenses:
Operating expenses	(3,818)	-	(3,818)
Exploration	(14,362)	-	(14,362)
Evaluation	(34,151)	-	(34,151)
General and administrative	-	(13,010)	(13,010)
	(52,331)	(13,010)	(65,341)
Segment loss	$(48,635)	(13,010)	(61,645)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	3,696	-	3,696
	$3,696	-	3,696

Capital additions:
Property, plant and equipment (note 8)	$29,776	1,204	30,980

Long-lived assets:
Plant and equipment
Cost	$137,856	8,285	146,141
Accumulated depreciation	(46,546)	(700)	(47,246)
Mineral properties	181,692	-	181,692
	$273,002	7,585	280,587

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,045	-	1,045

Expenses:
Operating expenses	(1,209)	-	(1,209)
Exploration	(3,798)	-	(3,798)
Evaluation	(14,015)	-	(14,015)
General and administrative	-	(3,664)	(3,664)
	(19,022)	(3,664)	(22,686)
Segment loss	$(17,977)	(3,664)	(21,641)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	1,045	-	1,045
	$1,045	-	1,045

For the nine months ended September 30, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$2,853	-	2,853

Expenses:
Operating expenses	(3,617)	-	(3,617)
Exploration	(10,002)	-	(10,002)
Evaluation	(20,986)	-	(20,986)
General and administrative	(19)	(10,858)	(10,877)
	(34,624)	(10,858)	(45,482)
Segment loss	$(31,771)	(10,858)	(42,629)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	2,853	-	2,853
	$2,853	-	2,853

Capital additions:
Property, plant and equipment (note 8)	$6,460	753	7,213

Long-lived assets:
Plant and equipment
Cost	$110,534	7,435	117,969
Accumulated depreciation	(40,892)	(1,646)	(42,538)
Mineral properties	182,929	-	182,929
	$252,571	5,789	258,360

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$695	-	695

Expenses:
Operating expenses	(1,030)	-	(1,030)
Exploration	(2,834)	-	(2,834)
Evaluation	(8,577)	-	(8,577)
General and administrative	-	(3,552)	(3,552)
	(12,441)	(3,552)	(15,993)
Segment loss	$(11,746)	(3,552)	(15,298)

Revenues-supplemental:
Toll milling services-deferred revenue (note 10)	695	-	695
	$695	-	695

17.
INCOME TAXES

During the nine months ended September 30, 2025, the Company recognized deferred tax recoveries of $6,528,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $5,850,000 relating to the February 2025 renunciation of the tax benefits associated with the Company’s $14,100,000 flow through share issue in December 2024.

18. RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada Energy Ltd. (“KHNP Canada”, which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the “KHNP SRA”). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors, provided that its shareholding percentage stays above 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2025	2024	2025	2024

Salaries and short-term employee benefits	$(887)	$(895)	$(4,707)	$(3,503)
Share-based compensation	(768)	(814)	(2,380)	(2,467)
Key management personnel compensation	$(1,655)	$(1,709)	$(7,087)	$(5,970)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF INVESTMENTS AND FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2025 and 2024, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at September 30, 2025 and December 31, 2024:

	Financial	Fair	September 30,	December 31,
	Instrument	Value	2025	2024
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$471,258	$108,518
Trade and other receivables	Category B		7,177	3,075
Investments
Equity instruments-shares	Category A	Level 1	11,522	6,280
Equity instruments-warrants	Category A	Level 2	1,319	280
Debt instruments	Category A	Level 3	12,589	13,000
Capped Call options	Category A	Level 3	56,731	-
Restricted cash and equivalents
Elliot Lake Reclamation Trust	Category B		3,985	3,652
Credit facility pledged assets	Category B		7,972	7,972
			$572,553	$142,777

Financial Liabilities:
Account payable and accrued liabilities	Category C		35,471	21,333
Debt obligations	Category C		2,321	2,414
Convertible note-Embedded Derivatives	Category A	Level 2	303,685	-
			$341,477	$23,747
(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate. The Capped Call options are categorized as Level 3, as there are significant inputs that are unobservable. The Convertible note Embedded Derivatives are categorized as Level 2, due to the use of a valuation model based on market observable inputs.

Letters of Credit Facility
In December 2024, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Fourth Amended and Restated Credit Agreement (the “Credit Facility”), to extend the maturity date to January 31, 2026.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All other terms of the Credit Facility (amount of credit facility, tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the Credit Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75%, respectively. During the nine months ended September 30, 2025, the Company incurred letter of credit fees of $322,000 (September 30, 2024 - $314,000).

At September 30, 2025, the Company is in compliance with its Credit Facility covenants and has access to letters of credit of up to $28,478,000 (December 31, 2024 - $23,964,000). The Credit Facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 11).

20. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of September 30, 2025, the Company has $39,317,000 of open committed capital purchases related to its share of the long lead item procurement for the Wheeler Joint Venture. The Company has incurred costs of $26,599,000 to date on long lead items ($43,686,000 in committed capital purchases on 100% basis). These commitments are related to long lead items and expected to be received over the next 6 to 24 months.

General Legal Matters

 The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.